SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 18, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
18 April 2013

Number:
08/13

TERMS OF CONTRACT FOR INCOMING CEO ANDREW MACKENZIE

The Board of BHP Billiton today announced the terms of employment for incoming Chief Executive Officer (CEO), Andrew Mackenzie. The contract will be effective from 10 May 2013 when Mr Mackenzie commences as CEO.

In announcing the details, BHP Billiton Chairman, Jac Nasser, said “The Board and Remuneration Committee believe that the existing CEO remuneration package, endorsed by shareholders, has contributed to the consistent and substantial financial out performance of the Company over many years. However, we also believe that some downward rebasing at this time is appropriate; a view that is supported by Andrew. The package announced today supports our evolving strategic priorities and does not compromise on our need to motivate a high level of performance and ensures alignment with our shareholders’ expectations. 72 per cent of the total package is “at-risk” which at BHP Billiton means it will only be earned where there is genuine outperformance.”

The key components are:
- A base salary of US$1,700,000 per annum (an increase from Mr Mackenzie’s current base salary of US$1,200,000 per annum);
- A pension of 25 per cent of base salary (a decrease from 36 per cent for Mr Mackenzie);
- A short term incentive target opportunity of 160 per cent of base salary, with a maximum opportunity of 240 per cent of base salary (maximum reduced from 320 per cent previously);
- A long term incentive award for 2013 of 400 per cent face value of base salary (subject to shareholder approval);
- Dividend equivalent payments on vested shares made in the form of shares (made in cash previously); and
- Minimum shareholding requirement of five times base salary (previously three times base salary).

Mr Mackenzie’s actual remuneration is linked substantially to business outcomes and shareholder returns with the “at-risk” component (comprising short and long term incentives) set at 72 per cent of his total remuneration (at fair value). Fixed remuneration (base salary and pension) comprises 28 per cent of the total.

The performance period under the long term incentive plan remains at five years and vesting remains subject to the same performance requirements applied to previous awards. The Board and Remuneration Committee will hold an overriding discretion to reduce the number of long term incentive awards that would otherwise vest to Mr Mackenzie where they consider such vesting would be inappropriate.

In exercising that discretion, the Board and Remuneration Committee will decide if the value at the time of vesting is consistent with the overall performance of the company, the CEO’s individual performance and the prevailing remuneration levels in the relevant market.

A summary of the key terms of the contract is set out in the attached schedule.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Gabrielle Notley
Tel: +61 3 9609 3830 Mobile: +61 477 325 803
email: Gabrielle.Notley@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com

Americas

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Tara Dines
Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158 Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

Summary of proposed terms of employment Mr Andrew Mackenzie

Chief Executive Officer – BHP Billiton

1. Term
Mr Mackenzie will be employed under a single contract of service with the BHP Billiton Group with no fixed term. The contract is effective from 10 May 2013; the date of Mr Mackenzie’s appointment as Chief Executive Officer. The contract can be terminated by the Group on 12 months notice and by Mr Mackenzie on 6 months notice. Payment can be made in lieu of notice, the details of which are set out in section 6 below. Mr Mackenzie’s performance and remuneration will be reviewed at the end of each financial year.

2. Fixed Salary and retirement benefits
Mr Mackenzie will be paid a base salary of US$1,700,000 per annum.

He will be entitled to an additional sum equal to 25 per cent of base salary (which at the commencement of the contract will be US$425,000 per annum) which he may pay into a superannuation or pension scheme, take as cash in lieu of retirement benefits or take in cash on retirement.

3. Benefits
Mr Mackenzie is required to relocate from London, UK to the Company’s head office in Melbourne, Australia. He will receive benefits to cover the cost of his relocation from the UK to Australia in accordance with BHP Billiton’s normal policy in respect of such transfers, including relocation allowance, costs of international transfer, health insurance, life and disability insurance and the preparation of multi-jurisdictional taxation returns.

4. Incentive arrangements
Mr Mackenzie will continue to participate in the Group Incentive Scheme (GIS) and the Long Term Incentive Plan (LTIP). The GIS and the LTIP were initially approved by shareholders in 2004 and amendments have been approved at subsequent Annual General Meetings. Short term incentives are delivered under the GIS and long term incentives are delivered under the LTIP. Copies of the current rules of the GIS and the LTIP are available on the BHP Billiton website at www.bhpbilliton.com.

Short Term Incentives - GIS
Under the rules of the GIS, Mr Mackenzie is entitled to incentive awards calculated by reference to his base salary. For performance at the target level, which requires Mr Mackenzie to meet the rigorous performance hurdles set by the Board, including delivery against designated health and safety measures and the budget, Mr Mackenzie would receive a bonus of 160 per cent of his base salary. Half is paid in cash and half in deferred equity. The deferred equity must be held for two years. The Remuneration Committee has discretion to allot options instead of deferred shares.

For performance at the maximum level Mr Mackenzie would receive a bonus of 240 per cent of his base salary.

The grant of deferred shares and options will be subject to the approval of shareholders where required by applicable listing rules, and will be valued and reported each year in the Remuneration Report which forms part of the Annual Report. The valuation will be subject to audit by the Group’s auditors.

The GIS rules currently allow for a maximum bonus of two times the target level (i.e. 320 per cent of base salary); however, the Board and emuneration Committee have decided to reduce the maximum bonus to 1.5 times the target level (i.e. 240 per cent of base salary). This reduced maximum will apply to Mr Mackenzie and all of his direct reports from the 2014 financial year.

Long Term Incentives - LTIP
Long term incentives are issued under the terms of the LTIP. The number of LTIP awards allocated will be determined by the Board on the recommendation of the Remuneration Committee and must be approved by shareholders each year. LTIP awards are subject to performance hurdles which are set out in the rules of the LTIP and measured five years after the effective date of the grant. Performance hurdles are not subject to re-testing.

The performance hurdle requires BHP Billiton's total shareholder return (TSR) over a five year performance period to be measured against the TSR of an index of comparator companies. If BHP Billiton’s TSR is below the index TSR no LTIP awards vest and the awards are forfeited. Twenty five per cent of the LTIP awards vest if BHP Billiton’s TSR is equal to the index TSR.

For all the LTIP awards to vest, BHP Billiton's TSR must exceed the index TSR by a specified percentage. The Remuneration Committee determines the percentage each year. For the 2012 financial year the percentage was set at 5.5 per cent per annum over the five year performance period.

For performance between the index TSR and the percentage determined by the Remuneration Committee, vesting occurs on a sliding scale.

For the 2013 calendar year, Mr Mackenzie will receive an LTIP award with a face value equal to 400 per cent of base salary (subject to shareholder approval at the Annual General Meetings). The fair value of the LTIP award (as calculated by the Remuneration Committee’s independent advisor Kepler Associates) is 41 per cent of the face value, thus the LTIP award has a fair value equal to 164 per cent of base salary. The value and number of shares awarded to Mr Mackenzie will be reported in the subsequent Remuneration Report that forms part of the Annual Report. The Remuneration Report will be subject to audit by the Group’s auditors.

Grants are subject to an overriding discretion held by the Remuneration Committee to reduce the number of awards that will vest in circumstances where the performance hurdle has been met or partially met. The Committee does not have power to approve the vesting of awards where the performance hurdle has not been met. In exercising that discretion the Committee will decide if the value at the time of vesting is proportionate to the overall performance of the Company, the CEO’s individual performance and the prevailing remuneration levels in the relevant market.

Dividends
A dividend equivalent payment is provided on GIS and LTIP awards when the vesting period is over and the GIS deferred shares and options and LTIP awards are exercised. No payment is made in respect of unvested or lapsed GIS and LTIP awards.

The Board and Remuneration Committee has determined that dividend equivalent payments in respect of future GIS deferred shares and options and LTIP awards will be made in the form of shares, instead of cash as has been prior practice.

5. Minimum shareholding requirement
The Board and Remuneration Committee has determined that Mr Mackenzie as CEO will be required to hold BHP Billiton securities with a value at least equal to five times his pre-tax (gross) annual base salary. This is an increase from the previous level for the CEO which was three times pre-tax annual base salary. The value of the securities for the purposes of this requirement is the market value of the underlying shares. Unvested awards do not qualify.

The equivalent requirement for Mr Mackenzie’s direct reports will be three times (previously two times) pre-tax (gross) annual base salary.

Where sufficient securities are not held to meet the relevant requirement, it is expected that participants will grow their holdings to the required level over an acceptable timeframe in accordance with the scheduled vesting of equity awards.

6. Termination of contract
The Group retains the right to terminate the contract by giving 12 months notice or by making payment in lieu of notice to 12 months base salary plus the amount paid in lieu of a contribution to a superannuation or retirement scheme (i.e. a total of US$2,125,000). Mr Mackenzie would also be entitled to any accrued entitlements such as earned but untaken leave.

7. Entitlements under the GIS and LTIP on termination
The rules of the GIS and LTIP set out the entitlement of participants on termination of employment. Copies of the rules of the GIS and the LTIP are available on the BHP Billiton website at www.bhpbilliton.com.

Resignation or termination for cause
The current rules provide that where employment is terminated by the resignation of the executive, or by the Group for cause, a participant is not entitled to any cash incentive for the year in question. All GIS and LTIP awards that have been allocated but which are not yet exercisable lapse.

Retirement or termination by mutual agreement
If Mr Mackenzie retires or his employment terminates by mutual agreement:
- Any GIS awards that had been granted, but which were not exercisable at the date of departure, would vest in full;
- He may at the Remuneration Committee’s discretion be considered for a pro rata short term cash incentive for his period of service during that year based on performance; and
- Mr Mackenzie would have a right to retain entitlements to LTIP awards that have been granted but that are not exercisable, pending satisfaction of future performance hurdles. The number of entitlements Mr Mackenzie would bepermitted to retain would be reduced pro rata to reflect his period of service. These entitlements would become exercisable only if the performance hurdles are ultimately met and the Remuneration Committee approves vesting.

Other circumstances
Special provisions relate to events described as “uncontrollable” such as death, serious injury. In those circumstances, all of the deferred shares, options and LTIP awards that have been awarded but which are not exercisable become immediately exercisable by Mr Mackenzie or his estate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : April 18, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary